---------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------


                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 24)
                        ---------------------------


                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))


                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))


                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)


                                00025429 Q1
                   (CUSIP Number of Class of Securities)


                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                            275 BROADHOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 844-1004

               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Person)


                                  Copy to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ x]   third-party tender offer subject to Rule 14d-1.
     [  ]   issuer tender offer subject to Rule 13e-4.
     [  ]   going-private transaction subject to Rule 13e-3.
     [  ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]





               This Amendment No. 24 (this "Amendment No. 24") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the preliminary prospectus dated May 15, 2000, and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(20) and
(a)(2), respectively.

ITEMS 4, 6 and 11

         Items 4, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

               On September 28, 2000, North Fork issued a press release announcing that the Offer would expire at 12:00 midnight, New York City time, on September 29, 2000, without the conditions to the Offer being satisfied. North Fork has instructed its exchange agent to return promptly all Dime Shares theretofore tendered pursuant to the Offer and not withdrawn. A copy of the press release is filed herewith as Exhibit (a)(33) and the information set forth in the press release is incorporated herein by reference.

ITEM 12.          EXHIBITS.

                  Item 12 is hereby amended and supplemented as follows:

(a)(33)           Text of press release issued by North Fork on September 28,
                  2000



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2000

                                         NORTH FORK BANCORPORATION, INC.


                                         By: /s/ Daniel M. Healy
                                            ---------------------------
                                            Name:  Daniel M. Healy
                                            Title: Executive Vice President
                                                   and Chief Financial Officer




                               EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION

(a)(33)           Text of press release issued by North Fork on September 28,
                  2000